21001468

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Manhattan Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alvaro S. Pinto — (212) 756-3232
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Alvaro Spinola Pinto, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2020, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BOWEN YU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YU6330095
Qualified in New York County
My Commission Expires 09/06/2023

Alvaro Spinola Pinto
Senior Managing Director

Bowen Yu 3/1/2021
Notary Public

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Manhattan Co.
Statement of Financial Condition

December 31, 2020

Contents

Building a better
working world

5 Times Square
New York, New York
10036

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Managing Members of
First Manhattan Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Manhattan Co. (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1975.

February 25, 2021

First Manhattan Co.

Statement of Financial Condition

December 31, 2020
($ in thousands)

Assets	
Cash in bank	$ 5,777
Receivable from clearing broker, net	2,798
Investment advisory fees receivable	55,263
Investments in marketable securities owned by the Company, at fair value (cost $4,499)	4,500
Investments in nonmarketable securities owned by the Company, at fair value (cost $14)	959
Other marketable securities, at fair value	7,168
Secured demand notes receivable, fully collateralized	6,250
Operating lease right-of-use asset	15,259
Fixed assets, net	2,324
Other assets	6,891
Total assets	$ 107,189
Liabilities and net worth	
Liabilities	
Accounts payable and accrued expenses	$ 23,108
Operating lease liability	17,673
Secured demand notes	6,250
Total liabilities	47,031
Net worth	60,158
Total liabilities and net worth	$ 107,189

See accompanying notes.

1. Organization

First Manhattan Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The Company is the general partner of and/or the investment advisor to twelve investment entities in which the Company has an investment of less than 3% of each entity's total capital. Certain of the investment entities are variable interest entities in accordance with Accounting Standards Codification ("ASC") 810, Consolidation, and others are voting interest entities. The Company does not consolidate these entities because it is not the primary beneficiary of a variable interest entity or does not control the voting power of a voting interest entity. Included in Other Assets on the Statement of Financial Condition is $3,791 which represents the carrying amount of investments in these investment entities. Included in Other Assets on the Statement of Financial Condition is $409 of receivables from limited partners and $438 of receivables from investment entities and affiliated entities. Included in the balance of Investment Advisory Fees Receivable is $23,729 which represents the outstanding portion of investment advisory fees receivable from these entities.

2. Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

The Company operates as a single segment under ASC 280, Segment Reporting.

2. Significant Accounting Policies (continued)

The Statement of Financial Condition has been prepared in accordance with U.S. GAAP, as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities.

Fixed assets are stated at cost, less accumulated depreciation and amortization. The estimated useful lives of the assets are five years for equipment and seven years for furniture and fixtures. Leasehold improvements include landlord incentives with a net book value of $1,184. The estimated useful life of leasehold improvements is the shorter of the useful life of the asset or the remaining lease term.

The fair value of the Company's financial assets and liabilities approximates the carrying value presented in the Statement of Financial Condition.

3. Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

($ in thousands)

3. Leases (continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

Other information related to leases as of December 31, 2020 are as follows:

Weighted average remaining operating lease term	4 years
Weighted average discount rate of operating leases	4.34%

The components of lease costs for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 4,139
Variable lease cost	157
Total lease cost	$ 4,296

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2020 are approximately as follows:

Year ending December 31:	
2021	$ 4,645
2022	4,645
2023	5,013
2024	5,013
Total undiscounted lease payments	$ 19,316
Less imputed interest	(1,643)
Total lease liability	$ 17,673

The operating lease for office space is secured by an irrevocable letter of credit in the amount of $2,150 at December 31, 2020.

4. Receivable from Clearing Broker, Net

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for customer transactions, net of clearing and related expenses.

5. Taxes

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying Statement of Financial Condition. The Company has determined that there are no uncertain tax positions.

6. Secured Demand Notes

Secured demand notes from limited partners of the Company are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $7,168, has also been contributed as capital by the limited partners.

7. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company had net capital, as defined, of $42,409, which exceeded the minimum net capital requirement by $42,159.

8. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

($ in thousands)

8. Investments (continued)

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2020:

	Investments in Securities Owned by the Company	Other Marketable Securities
Level 1	$ 4,500	$ 4,879
Level 2	-	2,289
Level 3	959	-
	$ 5,459	$ 7,168

Investments in securities owned by the Company includes both marketable and nonmarketable securities. Investments in marketable equities and U.S. Government securities are valued at quoted prices in active markets for identical instruments, and are included in Level 1. In addition, during the year ended December 31, 2020, the firm acquired nonmarketable securities classified as Level 3 that were valued at approximately $959.

Other marketable securities represent the nonallowable portions of the market value of collateral in the secured demand notes pledged to the Company. Investments in marketable equities and U.S. Government securities are presented as Level 1, and corporate and municipal bonds are presented as Level 2.

($ in thousands)

9. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2020, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. As such, the Company has not recorded an accrual for this contingency at December 31, 2020.

10. Concentration of Credit Risk

The Company is engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

For the year ended December 31, 2020, a single broker cleared the majority of securities transactions.

11. Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amended the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective for the Company on January 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

12. COVID-19

Management continues to evaluate the impact of the COVID-19 pandemic on the financial services industry and has concluded that the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13. Contingencies

In the ordinary course of business, the Company may be subject to examinations by regulators. It is the opinion of the Company's management, that the resolution of all known actions will not have a material effect on the financial statements of the Company.

14. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.